Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 12, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On December 11, 2006, JPMorgan issued an announcement on ADR ratio change for China Life Insurance Company Limited, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 11, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
December 12, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

December 11, 2006

ADR ratio change announcement

China Life Insurance Company Limited (“China Life”)

JPMorgan announces an ADR ratio change for the China Life (NYSE: LFC) American Depositary Receipt (ADR) program.

ADR record date:	December 18, 2006
ADR payment date:	December 28, 2006
ADR effective date:	December 29, 2006
Symbol:	LFC
Traded:	NYSE
Old ratio:	1 ADR: 40 Class H shares
New ratio:	1 ADR: 15 Class H shares
CUSIP:	16939P 10 6
Country of incorporation:	China
Industry:	Life Insurance
Depositary:	JPMorgan Chase Bank, N.A.
Custodian:	Development Bank of Singapore, Hong Kong

To effect this change, ADR holders will receive (1.6666) additional ADRs for every one (1) ADR held as of December 18, 2006, the ADR record date. Existing ADRs will continue to be valid and will not have to be exchanged for new ADRs. In connection herewith, our books will be closed for issuances and cancellations from the close of business December 18, 2006 until the close of business January 3, 2007. Our transfer books, however, will remain open.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.3 trillion and operations in more than 50 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset and wealth management, and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its JPMorgan and Chase brands. Information about the firm is available at www.jpmorganchase.com.

More information on ADRs is available at adr.com, JPMorgan’s source for ADRs and international equities. JPMorgan’s Global ADRenalin equity research is available through the Bloomberg Professional® service under “ADRJ”. The pricing and constituent list for the S&P ADR Index, an

Commission File Number 001-31914

investable ADR index developed with JPMorgan, is available at adr.com and spglobal.com. Information on JPMorgan’s ADR MAX, a web and trader-enabled platform for broker-dealers and investors to execute ADR-ordinary share cross-book transactions, can be accessed at adrmax.com. For comprehensive search tools on the entire ADR universe, see adr.com/universe.

Neither this announcement nor the information contained herein constitutes an offer or solicitation by JPMorgan for the purchase or sale of any securities nor does it constitute a solicitation to any person in any jurisdiction where solicitation would be unlawful. An offering is made by means of a prospectus only. Information herein is believed to be reliable, but JPMorgan does not warrant its completeness or accuracy. Services offered through JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., member NYSE/NASD/SIPC.

For further information, please contact:

JPMorgan Service Center	ADR Liquidity Solutions	ADR Settlements
800-990-1135	212-552-1994	302-552-0230